April 6, 2009
Via Facsimile and Overnight Mail
Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Telephone: (202) 551-3643
Fax: (703) 813-6985

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-05353
Dear Mr. Vaughn:
This letter responds to your letter dated March 26, 2009, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the fiscal year ended December 31, 2008. For your convenience, we have included each of the Staff’s comments in italics before the corresponding response. The Staff’s comments and our responses thereto are numbered to correspond with the paragraph numbers in your March 26, 2009 letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Contractual Obligations, page 39
1.	We note your disclosures regarding income tax and pensions and other postretirement liabilities. Please revise future filings to disclose your income tax, pension obligations and other long term liabilities reported on your balance sheet within your contractual obligations table. To the extent that you cannot reasonably estimate the future payments, please disclose this fact and revise future filings to disclose the total amounts of the related obligations within your contractual obligation table or in a footnote to the table.

Response: Our primary obligation related to our defined benefit pension plans is to make contributions in accordance with methodologies required in each of the jurisdictions in which the plans are offered. Required contributions are determined by actuarial valuations based on a mandated set of methods and assumptions that vary by jurisdiction. Plan gains and losses caused by investment experience, changes in economic and demographic assumptions used to perform the valuations, employee turnover, legislative changes and other factors have a significant impact on funding requirements from year to year. As a result, we are not able to reasonably estimate, beyond next year, the future period contributions to fund our defined benefit pension plans.

Insofar as our liability for uncertain tax positions is concerned, we are unable to make reasonably reliable estimates of the period of payment, if any, due to the outcome of ongoing or future tax examinations or due to the expiration of statutes of limitations for certain jurisdictions. Accordingly, we do not believe we have the ability to accurately estimate the timing of any payment arising from these uncertain tax positions.
On the other hand, we have concluded that we can reasonably estimate the timing and amount of payments with respect to our other postretirement benefit plans. Therefore, in future filings, beginning with our Form 10-K for the 2009 fiscal year, we will include in our tabular disclosure obligations related to these other postretirement benefit plans. In addition, we will include disclosure regarding the exclusion from the table of cash contributions to defined benefit pension plans and uncertain tax positions. Although the actual text of the disclosures to be included in future filings will be subject to facts and circumstances existing at the time of the relevant filing, the following illustrates the type of disclosure we contemplate will be included in future filings beginning with our Form 10-K for the fiscal year ended December 31, 2009 (new or revised language is shown in bold italics):
Contractual obligations at December 31, 2008 are as follows:

		Payments due by period
		Less than	1-3	4-5	More than
	Total	1 year	years	years	5 years
	(Dollars in thousands)
Total borrowings	$1,546,391	$108,853	$349,479	$856,459	$231,600
Interest obligations(1)	358,315	88,342	165,907	77,656	26,410
Operating lease obligations	118,800	30,529	46,695	28,126	13,450
Minimum purchase obligations(2)	51,484	51,075	409	—	—
Other postretirement benefits	58,194	4,245	9,066	9,200	35,683

Total contractual obligations	$2,133,184	$283,044	$571,556	$971,441	$307,143

(1)	Interest obligations include the Company’s obligations under the interest rate swap. Interest payments on floating rate debt are based on the interest rate in effect on December 31, 2008.

(2)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. These obligations relate primarily to material purchase requirements.
We have recorded a noncurrent liability for uncertain tax positions of $116.1 million. Due to uncertainties regarding the ultimate resolution of ongoing or future tax examinations we are not able to reasonably estimate the amount of any income tax payments to settle uncertain income tax positions or the periods in which any such payments will be made.
In 2008, cash contributions to all defined benefit pension plans were $2.1 million, and we estimate the amount of cash contributions will be in the range of $2.0 million to $2.5 million in 2009. Due to the potential impact of future plan investment performance, changes in interest rates and other economic and demographic assumptions and changes in legislation in the United States and other foreign jurisdictions, we are not able to reasonably estimate the timing and amount of contributions that may be required to fund our defined benefit plans for periods beyond 2009.

Consolidated Balance Sheets, page F-5
2.	We note that as of December 31, 2008 and 2007 you had recorded other long term liabilities on your balance sheet of $182.9 million and $164.4 million, respectively. Please revise your future filings to provide footnote disclosure of any material components of this balance.

Response: No individual component of the balance of other long term liabilities at December 31, 2008 or 2007 exceeded the five percent of total liabilities threshold for separate disclosure under Rule 5-02 (24) of Regulation S-X. The single largest component at December 31, 2008 and 2007, respectively is a $116.1 million and $110.1 million long term liability for uncertain tax positions, which are disclosed in Note 12 to the consolidated financial statements.
Note 1 — Summary of Significant Accounting Policies, page F-8
Consolidation, page F-8
3.	We note your disclosure that you consolidate variable interest entities in which you bear a majority of the risk of the potential losses or gains. If material, please revise future filings to provide the disclosures required by paragraphs 23 and 24 of FIN 46(R) for the interests you hold in any variable interest entities.

Response: We consolidate one variable interest entity, which represented only 0.5%, 0.2% and 0.1% of 2008 consolidated net revenues, total assets and segment operating profit, respectively. Therefore, the disclosures required by paragraph 23 of FIN 46(R) would not be material. We do not hold a significant variable interest in a variable interest entity that is not consolidated. Therefore, paragraph 24 of FIN 46(R) is inapplicable.
Reclassifications, page F-12
4.	We note that reclassified your revolving credit line borrowings of $41.8 million from current liabilities to long term liabilities in your prior year balance sheet. Please explain to us why these amounts were reclassified. To the extent terms of your borrowings were modified, please revise future filings to clearly disclose the significant terms of any credit modifications.

Response: Our revolving credit facility requires us, as a condition for any new borrowing under the facility, to make a representation that no material adverse change (“MAC”) exists at the time we draw down on the facility. The facility expires September 30, 2012. When borrowings are made, we also elect an interest period typically ranging between 30 and 90 days. In our assessment at December 31, 2007 we concluded that the MAC representation applied to new interest election requests. Based on this, we concluded that we did not meet the standard of FAS 6, par 11(b) (i) fn 4 for demonstrating an ability to refinance existing borrowings on a long term basis. On this basis we classified borrowings under this facility as a current liability at December 31, 2007 and at the end of the first two quarters of 2008. During the third quarter of 2008 it was brought to our attention by the administrative agent for the bank group and their counsel that the MAC representation applies to new borrowings only, not interest election requests, which are a continuation of an existing outstanding borrowing. On this basis, we concluded that the borrowings outstanding under the revolving credit facility were due September 30, 2012. As a result, we classified our outstanding borrowings at December 31, 2008 as long term liabilities and re-classified the December 31, 2007 outstanding borrowings from current to long term liabilities. We determined that such a reclassification did not have a material impact on our balance sheet as of December 31, 2007.
Note 12 — Income Taxes, page F-31
5.	We note that several of your foreign subsidiaries operate under tax holidays in their respective jurisdictions. If material, please revise future filings to disclose the aggregate dollar and per share effects related to tax holidays. Refer to SAB Topic 11C.

Response: In future filings we will provide the disclosures set forth in SAB Topic 11C where the impact of tax holidays is material. Please note that the impact of tax holidays to income from continuing operations was less than $10 thousand for each of 2006, 2007 and 2008, which we did not consider to be material for these periods.
Note 14 — Fair Value Measurement, page F-41.
6.	We note that as of December 31, 2008, the fair value of your derivative liabilities is $53.3 million. We further note that you have a current derivative liability of $27.4 million on the face of your balance sheet. Please revise future filings to clearly disclose the line items where you have recorded your derivative liabilities. Refer to Rule 4-08(n)(7) of Regulation S-X.

Response: In future filings we will provide the disclosures set forth in Rule 4-08(n)(7) of Regulation S-X. Although the actual text of the disclosures to be included in future filings will be subject to facts and circumstances existing at the time of the relevant filing, the following illustrates the type of disclosure we contemplate will be included in future filings beginning with our Form 10-Q for the first quarter ended March 29, 2009:
The location and fair values of derivative instruments in the balance sheet are as follows:

Derivatives designated
as hedging instruments	Fair Values of Derivative Instruments
under Statement 133	Asset Derivatives	Liability Derivatives

As of March 29, 2009
(In thousands of dollars)

	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contracts		$		$
Foreign exchange contracts

Total derivatives		$		$

          The location and amount of the gains and losses reported in other comprehensive income (“OCI”), accumulated other comprehensive income (“AOCI”) and the income statement are as follows:

	Effective Portion			Ineffective Portion
Derivatives in Statement	Gain (Loss)
133 Cash Flow Hedging	Recognized in	Gain (Loss) Reclassified from AOCI
Relationships	OCI	into Income		Gain (Loss) Recognized in Income
	Amount	Location	Amount	Location	Amount
As of March 29, 2009
(In thousands of dollars)
Interest rate contracts	$		$		$
Foreign exchange contracts

Total	$		$		$

In connection with this response, as requested by the Staff, we acknowledge that:
•	Teleflex Incorporated (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you need additional copies or have any questions or additional comments please call the undersigned at (610) 948-1755.

Sincerely,

Kevin K. Gordon Executive Vice President and Chief Financial Officer

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